May 1, 2014

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:     Rofin-Sinar Technologies, Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2013
    Filed November 29, 2013
    File No. 000-21377

Dear Ms. Ravitz:

On behalf of Rofin-Sinar Technologies, Inc. (the "Company"), I write to respond to your letter to the Company dated April 17, 2014, with respect to the above-referenced report. For your ease of reference, your comment, followed by the Company’s response, is set forth below.

Commission Comment:
Form 10-K for the Fiscal Year Ended September 30, 2013
Item 12, page 49

1. It appears from publicly available Form 13G Reports that at least two entities have disclosed their greater than five percent beneficial ownership in your securities. Please note that Item 403(a) of Regulation S-K requires that you disclose in your 10-K any person known by you to own more than five percent of your securities. Please revise future filings to include the disclosure required by Item 403(a) of Regulation S-K or advise.

Company response:

We will revise the Company’s future filings to include the disclosure required by Item 403(a) of Regulation S-K, as requested. A sample of the disclosure we plan to include in future filings is attached as Annex A to this letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding this letter may be directed to me or Mr. Gunther Braun, the Chief Executive Officer, at 011-49-40-73363-4177 in Germany or 734-416-0206 in the United States. We can also be reached at the following address: 40984 Concept Drive, Plymouth, MI 48170.

Sincerely,

/s/ Ingrid Mittelstaedt

Ingrid Mittelstaedt
Chief Financial Officer
Rofin-Sinar Technologies, Inc.

Annex A
Sample S-K 403(a) Disclosure

Stock Owned by 5% Beneficial Owners

The following table presents information regarding the beneficial ownership of our common stock by each person known to us to beneficially own more than 5% of our outstanding shares of common stock as of April 30, 2014.

Name and Address of Beneficial Owner		Amount Beneficially Owned	Percent of Class Beneficially Owned
BlackRock, Inc.
40 East 52nd Street
New York, NY 10022	(1)	2,867,582	10.2%

First Eagle Investment Management, LLC
1345 Avenue of the Americas
New York, NY 10105	(2)	1,906,810	6.8%

Franklin Resources, Inc.
One Franklin Parkway
Building 920
San Mateo, CA 94403	(3)	2,333,864	8.3%

National Rural Electric Cooperative Association
4301 Wilson Boulevard
Arlington, VA	(4)	1,458,799	5.2%

Royce & Associates, LLC
745 Fifth Avenue
New York, NY 10151	(5)	2,162,782	7.7%

Third Avenue Management LLC
622 Third Avenue
32nd Floor
New York, NY 10017	(6)	1,697,262	6.1%

The Vanguard Group
100 Vanguard Boulevard
Malvem, PA 19355	(7)	1,718,408	6.1%

(1) This information is based solely on a Schedule 13G, Amendment No. 4, filed with the SEC on January 10, 2014 by the parent company, BlackRock, Inc. and includes BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Fund Advisors, BlackRock Fund Management Ireland Limited, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, and BlackRock Investment Management LLC. BlackRock Fund Advisors beneficially owns 5% or more of the outstanding shares. BlackRock, Inc. reported aggregate beneficial ownership of 2,867,582 shares, with sole voting power of 2,756,483 shares and sole dispositive power of 2,867,582 shares.

(2) This information is based solely on a Schedule 13G/A, filed with the SEC on February 14, 2014.

(3) This information is based solely on a Schedule 13G/A, filed with the SEC on February 12, 2014 jointly by Franklin Resources, Inc., Charles B. Johnson, Rupert H., Johnson, Jr., and Franklin Advisory Services, LLC. Total aggregate beneficial ownership of 2,333,864 with Franklin Advisory Services, LLC having sole voting power of 2,191,364 shares and sole dispositive power of 2,333,864 shares.

(4) This information is based solely on a Schedule 13G, filed with the SEC on February 14, 2014.

(5) This information is based solely on a Schedule 13G/A, filed with the SEC on January 13, 2014.

(6) This information is based solely on a Schedule 13G, filed with the SEC on February 14, 2014, signed by W. James Hall. Third Avenue Management LLC reported aggregate beneficial ownership of 1,701,340 shares, with sole voting power of 1,697,262 shares and sole dispositive power of 1,701,340 shares.

(7) This information is based solely on a Schedule 13G, Amendment No. 3, filed with the SEC on February 12, 2014. The Vanguard Group reported aggregate beneficial ownership of 1,718,408; sole voting power of 45,366; sole dispositive power of 1,674,642; and shared dispositive power of 43,766. The Vanguard Group, Inc. includes Vanguard Fiduciary Trust Company, which is the beneficial owner of 43,766 shares, and Vanguard Investments Australia, Ltd., which is the beneficial owner of 1,600 shares.